                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.3)*

                             Oglebay Norton Company
                             ----------------------
                                (Name of Issuer)

                     Common Stock $1.00 par value per share
                     --------------------------------------
                          Title of Class of Securities)

                                   677007106
                                 --------------
                                 (CUSIP Number)

                          A. Alex Porter and Paul Orlin
                              Porter, Felleman Inc.
                          100 Park Avenue, Suite 2120
                               New York, NY 10017
                                  212-689-1203

                     -------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                          Notices and Communications

                                    7/9/01*
                       ---------------------------------
                         (Date of Event which Required
                           Filing of this Statement)

If the filling person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Cusip No.: 677007106
           ------------------------------------------

1)    Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
      Person: A.Alex Porter and Paul Orlin
              ------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)   [ ]
      (b)   [X]

3)    SEC Use Only:
                    ------------------------------------------------------------

4)    Source of Funds: WC
                       ---------------------------------------------------------

5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    ------------------------------------------------------------

6)    Citizenship or Place of Organization: U.S.A.
                                            ------------------------------------

      Number of          (7)  Sole Voting Power:                246,623*
                                                                --------
      Shares
      Beneficia1ly       (8)  Shared Voting Power:                  0
                                                                --------
      Owned by
      Each               (9)  Sole Dispositive Power:           246,623*
                                                                --------
      Reporting
      Person With       (10)  Shared Dispositive Power:             0
                                                                --------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 246,623*
                                                                    ------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares:
              -----------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row [11]: 4.96%*
                                                         -----------------------

14)   Type of Reporting Person: PN and CO
                               -------------------------------------------------

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      This Amendment No. 3* is filed by A. Alex Porter and Paul Orlin to amend the Schedule 13D filed or (May 31, 2000)* by A. Alex Porter and Paul Orlin relating to the Common Stock, par value $1.00 per share, of Oglebay Norton Company. This Amendment is filed to report the acquisition of additional shares of the Issuer's stock.

Item  3. Source and Amount of Funds or Other Considerations
         --------------------------------------------------

      The amounts of funds used by Amici Associates and The Collectors' Fund (together "the Partnerships") and Porter, Felleman Inc. ("PFI") to acquire the shares of Common Stock described in Item 4(a) are set forth in Exhibit 1 of this filing. The funds for the acquisition of shares on behalf of each of the partnerships were obtained from the working capital of each or the Partnerships. The funds for the acquisition of shares acquired on behalf of PFI were obtained from the equity capital of PFI.

Item  5. Interest in Securities of the Issuer
         ------------------------------------

      (a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons are set forth below. These percentages, are computed based on the Issuer's shares of Common Stock outstanding (4,972,191) as of the close of business on April 30, 2001 as set forth in the Issuer's Form, 10-Q filed for the period ending March 31, 2001.

       Reporting Persons           Beneficially Owned        Outstanding Shares
       -----------------           ------------------        ------------------
       Amici Associates                 198,023*                   3.98%*
       The Collector's Fund              35,500*                   0.71%*
       Porter, Felleman Inc.             13,100*                   0.26%*
       A. Alex Porter                   246,623*                   4.96%*
       Paul Orlin                       246,623*                   4.96%*

      (b) Messrs. Porter and Orlin, as General Partners of the Partnerships and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares listed as beneficially owned by it in Item 5(a).

      (c) The trade dates, numbers of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common stock within the last sixty days or since the most recent filing on Schedule 13D, whichever is less, are set forth in Exhibit
            1. The purchases set forth in Exhibit 1 were effected by the Reporting Persons on the NASDAQ market.


                                       1
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Item  7. Material to be Filed as Exhibits
         --------------------------------

      As reported in Items 3 and 5(a), Exhibit 1 sets forth certain information regarding the number of shares purchased, the price per share, the trade date, and the aggregate purchase price paid by each purchaser.

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2001                                        A. Alex Porter

                                                            --------------------

                                                            Paul Orlin

                                                            --------------------

                                       2
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                                    EXHIBIT 1

                                     No. of Shares   Price per        Total
Reporting Person       Trade Date  Purchased/(Sold)   Share     Aggregate Price
----------------       ----------  ----------------  --------   ----------------

Amici Associates        5/14/01          (300)        28.75
Amici Associates        5/14101         (1,000)       28.75
Amici Associates        5/14/01         (1,000)       28.75
Amici Associates        5/14/01          (200)        28.75
Amici Associates        5/31/01          (700)       30.3442
Amici Associates        5/31/01          (500)       30.3442
Amici Associates        5/31/01          (700)       30.3442
Amici Associates        5/31/01          (100)        30.05
Amici Associates         6/1/01          (600)       30.265
Amici Associates         6/5/01          (900)         30
Amici Associates         6/6/01          (400)       30.0000
Amici Associates         6/6/01          (900)       30.0000
Amici Associates         6/6/01          (300)       30.0000
Amici Associates         6/7/01          (800)       30.0200
Amici Associates        6/12/01        (14,700)      27.8500
Amici Associates        6/13/01         (1,300)      27.7500
Amici Associates        6/21/01          (100)       27.0197
Amici Associates        6/21/01         (3,700)      27.0197
Amici Associates        6/21/01           100        27.0000
Amici Associates        6/25/01         (20,900)     28.1893
Amici Associates        6/25/01         (7,100)      28.1893
Amici Associates        6/29/01         (1,400)      26.3300
Amici Associates        6/29/01         (5,000)      29.1032
Amici Associates        6/29/01          (400)       29.1032
Amici Associates        6/29/01         (3,600)      26.3300
Amici Associates        6/29/01         (1,100)      29.3295
Amici Associates        6/29/01          (100)       29.0000
Amici Associates        6/29/01         (2,400)      29.1032
Amici Associates         7/2/01         (3,600)      27.8503
Amici Associates         7/3/01         (13,000)     24.0606
Amici Associates         7/5/01         (4,800)      23.5321
Amici Associates         7/5/01         (11,500)     23.6107
Amici Associates         7/5/01         (3,500)      23.6107
Amici Associates         7/6/01          (500)       22.4000
Amici Associates         7/9/01         (2,600)      21.1830         $2,924,711

The Collector's Fund    6/29/01         (1,000)      29.3295            $29,330